June 2, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Mail Stop 6010

Attention:	Mr. Jeffrey P. Riedler

Ms. Sonia Barros

Ms. Suzanne Hayes

Ms. Tabitha Akins

Mr. Oscar Young

Re:	Luna Innovations Incorporated

Registration Statement on Form S-1 (File No. 333-131764)

Ladies and Gentlemen:

On behalf of Luna Innovations Incorporated (the “Company”) we are transmitting for filing Amendment No. 7 (“Amendment No. 7”) to the above referenced registration statement (the “Registration Statement”) relating primarily to a change in the number of shares being offered. We are also transmitting for filing pursuant to Rule 433 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), a free writing prospectus dated June 2, 2006 (the “Free Writing Prospectus”). The Free Writing Prospectus summarizes updates to the disclosures in the Company’s preliminary prospectus dated May 31, 2006 (the “May 31 Preliminary Prospectus”).

As indicated in Amendment No. 7 and the Free Writing Prospectus, the Company is offering 3,500,000 shares, representing a decrease from an offering of 4,000,000 shares as disclosed in the Company’s May 31 Preliminary Prospectus. The underwriters’ over-allotment option remains at 600,000 shares.

As a result of the decrease in the number of shares being offered to the public, the estimated net proceeds from the offering will decrease from approximately $24.5 million, as reflected in the May 31 Preliminary Prospectus, to approximately $21.3 million, as reflected in Amendment No. 7, or approximately $25.2 million if the underwriters exercise their over-allotment option in full. Assuming that the initial public offering price is at the low end of the range—$6.00 per share—and that the underwriters do not exercise their over-allotment option, the estimated net proceeds to the Company from the offering will be $18.0 million.

However, the maximum aggregate amount of the expected use of proceeds specifically identified in 2006 and 2007, as disclosed in the May 31 Preliminary Prospectus and in Amendment No. 7, does not exceed $15 million in the aggregate. As this amount is approximately 17% less than the $18.0 million estimated net proceeds described above, the uses of proceeds remain unchanged. Despite the decrease in the number of shares being offered to the public, the Company believes that cash and cash-equivalents after the offering will be sufficient to meet its currently estimated operating and investing requirements through the beginning of 2008. Accordingly, the Company does not believe that the decrease in the number of shares being offered to the public will have a material impact on the Company’s business operations or financial condition.

In order to ensure that potential investors are adequately apprised of the foregoing changes to the May 31 Preliminary Prospectus, the Company (i) is filing the Free Writing Prospectus pursuant to Rule 433 of the Securities Act concurrently with Amendment No. 7 and (ii) will work with its underwriters to undertake necessary efforts to transmit or otherwise deliver the Free Writing Prospectus, together with the free writing prospectus dated May 31, 2006 previously filed by the Company pursuant to Rule 433 of the Securities Act, to each purchaser prior to the time of sale.

For the convenience of the staff of the Securities and Exchange Commission, we are supplementally providing marked copies of Amendment No. 7, as well as supplemental copies of the Free Writing Prospectus. Please direct any questions or comments regarding Amendment No. 7 or the Free Writing Prospectus to me at (703) 734-3105.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

Mark R. Fitzgerald

cc:	Kent A. Murphy, Ph.D.

Mr. Scott A. Graeff

Aaron S. Hullman, Esq.

Luna Innovations Incorporated

Trevor J. Chaplick, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Marjorie S. Adams, Esq.

Daniel I. Goldberg, Esq.

DLA Piper Rudnick Gray Cary US LLP